


SECURITIES ~~Washington, D.C. 20549~~ SSION

ANNUAL AUDITED REPORTED
FORM X-17A-5
PART III

SEC MAIL PROCESSING / RECEIVED FEB 2 8 2003 NASA D.C. 181 SECTION

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SEC FILE NUMBER
8- 13069

BB 3/4

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01-01-02_____ AND ENDING _____12-31-02_____
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

   Mark Securities, Inc.

OFFICIAL USE ONLY
000555
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___622 Pelhamdale Avenue___
                                              (No. and Street)

___Pelham Manor___   ___NY___   ___10803___
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THE REPORT

___K. Richard B. Niehoff___   ___(914) 712-0595___
                                                                   (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

___Kostin, Ruffkess & Company, LLC___
                                 (Name - *if individual, state last, first, middle name*)

___76 Batterson Park Road___   ___Farmington___   ___CT___   ___06032___
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 8 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be*
supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).
SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____K. Richard B. Niehoff_____, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of <u>Mark Securities, Inc.</u>, as of <u>December 31, 2002</u>, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

K. Richard B. Niehoff, President
Title

_____
Notary Public

This report ** contains (check all applicable):

[X] (a) Facing Page.
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Changes in Cash Flows.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
[X] (g) Computation of Net Capital.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
[X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**   For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

MARK SECURITIES, INC.

Financial Statements

December 31, 2002



Business Advisors and Certified Public Accountants

MARK SECURITIES, INC.

December 31, 2002

CONTENTS



KOSTIN, RUFFKESS & COMPANY, LLC
Business Advisors and Certified Public Accountants

Farmington • New London

Pond View Corporate Center
76 Batterson Park Road
Farmington, CT 06032

Main Line: (860) 678-6000
Toll Free: (800) 286-KRCO
Fax: (860) 678-6110
Web: www.kostin.com

To The Board of Directors
Mark Securities, Inc.

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of Mark Securities, Inc., (the Company) as of December 31, 2002, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mark Securities, Inc. as of December 31, 2002, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Pages 8 through 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kostin, Ruffkess & Company, LLC

Farmington, Connecticut
January 27, 2003

Members of:
Leading Edge Alliance • Kreston International • American Institute of Certified Public Accountants • Private Companies Practice Section • SEC Practice Section • Connecticut Society of Certified Public Accountants

MARK SECURITIES, INC.

Statement of Financial Condition

December 31, 2002

Assets

Cash	$	32,068
Prepaid expenses		5,503
Total assets	$	37,571

Liability and Stockholders' Equity

Liabilities:

Accounts payable - trade	$	9,600
Corporate tax payable		1,503
Total liabilities		11,103

Stockholders' equity:

Common stock, 100 shares authorized, issued and outstanding, $100 par value	10,000
Additional paid-in capital	27,596
Deficit	(11,128)
Total stockholders' equity	26,468
$ 37,571

The accompanying notes are an integral part of the financial statements

MARK SECURITIES, INC.

Statement of Operations

For The Year Ended December 31, 2002

Revenues:		
Dealer commissions and fees	$	44,106
Interest income and other		6,840
Total revenues		50,946
Expenses:		
Commissions and salary		17,611
Ticket charges		16,037
Insurance expense		9,866
Telephone		1,124
Legal and accounting		13,545
Rent		4,275
Postage		688
Office expense		8,788
Fees, licenses, registration		4,478
Auto expense		1,543
Officers' life insurance		364
Dues and subscriptions		170
Travel		92
Income tax benefit		(2,513)
Total expenses		76,068
Net loss	$	(25,122)

The accompanying notes are an integral part of the financial statements

MARK SECURITIES, INC.

Statement of Changes in Stockholders' Equity

For The Year Ended December 31, 2002

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Balance, beginning	$ 26,300	$ --	$ 141,341	$ 167,641
Exchange of shares	(16,300)	16,300	--	--
Additional contributed capital	--	11,296	--	11,296
Net loss	--	--	(25,122)	(25,122)
Distributions	--	--	(127,347)	(127,347)
Balance, ending	$ 10,000	$ 27,596	$(11,128)	$ 26,468

The accompanying notes are an integral part of the financial statements

MARK SECURITIES, INC.

Statement of Cash Flows

For The Year Ended December 31, 2002

Cash flows used in operating activities:		
Net loss	$	(25,122)
Adjustments to reconcile net loss to net cash used in operating activities:		
Deferred income taxes		(5,267)
Decrease in:		
Accounts receivable		36,886
Other assets		7,171
(Decrease) in:		
Accounts payable and accrued expenses		(19,125)
Net cash used in operating activities		(5,457)
Cash flows from financing activities:		
Additional contributed capital		11,296
Distribution to former stockholder		(127,347)
Net cash used in financing activities		(116,051)
Net decrease in cash and cash equivalents		(121,508)
Cash and cash equivalents, beginning of year		153,576
Cash and cash equivalents, end of year	$	32,068

The accompanying notes are an integral part of the financial statements

Note 1 - Summary of Significant Accounting Policies:

Organization

Mark Securities, Inc. (the "Company") was incorporated in Connecticut on December 6, 1966. The Company has been granted registration as a broker pursuant to Section 15(b) of the Securities Exchange Act of 1934 (the "Act"). Under the Act, a company must become a member of the National Association of Securities Dealers, Inc. ("NASD") in order to carry on business as a registered broker. The NASD approved the Company's membership and the Company began operations as a registered broker.

Income Recognition

Commission income and expense are recognized on the trade date of the underlying transactions.

Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and short-term investments maturing within ninety days. The following is supplementary cash flows information: income taxes paid in 2002 were $53.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Regulatory Requirements:

Pursuant to the net capital provision of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provision. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis. At December 31, 2002, the Company had net capital and a net capital requirement of approximately $20,584 and $5,000, respectively. The Company's net capital ratio was 0.54 to 1 at December 31, 2002. This ratio is in compliance with rule 15c3-1 at December 31, 2002.

The Company is exempt from compliance with rules 15c3-3 and 17a-13 under the Securities Exchange Act of 1934 because it does not hold any customer securities or customer cash.

Note 3 - Income Taxes:

The Company had a net operating loss for the current year. As such there was no provision for Federal income taxes. The tax expense includes minimum taxes in various states. The income tax benefit of $2,513 comprises $5,267 of deferred taxes for temporary differences and net commission income offset by $2,754 for prepaid and minimum taxes in various states.

Note 3 - Income Taxes: (Continued)

The Company has approximately $33,968 and $30,632 of Federal and State net operating loss carryforwards, respectively, available to offset taxable income in future years, if any. These expire in varying amounts through the year 2023.

Note 4 - Change in Ownership:

On August 26, 2002, the sole stockholder sold his stock to two individuals. In conjunction with this transaction, the previously outstanding 263 shares were sold to the two individuals and they returned 163 shares to the Company. The former stockholder received a distribution of $127,347.

Note 5 - Related Party:

The Company receives services and facilities, at no cost to the Company, from a related corporation whose Managing Partner is also Chairman, President, and Chief Operating Officer of Mark Securities, Inc.

MARK SECURITIES, INC.

Computation of Net Capital

For The Year Ended December 31, 2002

Total ownership equity from statement of financial condition	$	26,468
Deductions and/or charges:		
Total nonallowable assets from statement of financial condition		5,503
Haircut on investments		381
Net capital	$	20,584

MARK SECURITIES, INC.

Notes to Computation of Net Capital

For The Year Ended December 31, 2002

1. Nonallowable assets:

   Nonallowable assets from the statement of financial condition:
   Prepaid expenses $ 5,503

2. Haircut on investments:

   2% Haircut on money market investments $ 381

3. Net capital reconciliation:

Net capital as reported in Part II A of Form X-17A-5 as of December 31, 2002	$	34,373
Increase in haircut on investments		(381)
Audit adjustment		(13,408)
Net capital at December 31, 2002	$	20,584

MARK SECURITIES, INC.

Computation of Basic Net Capital Requirement and

Aggregate Indebtedness

For The Year Ended December 31, 2001

Minimum net capital required (6 2/3% of aggregate indebtedness)	$	740
Minimum net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	15,584
Excess net capital at 1000%	$	19,474
Computation of Aggregate Indebtedness		
Total aggregate indebtedness	$	11,103
Percentage of aggregate indebtedness to net capital		0.54



Pond View Corporate Center
76 Batterson Park Road
Farmington, CT 06032

Main Line: (860) 678-6000
Toll Free: (800) 286-KRCO
Fax: (860) 678-6110
Web: www.kostin.com

Business Advisors and Certified Public Accountants

To The Board of Directors
Mark Securities, Inc.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

In planning and performing our audit of the financial statements and supplemental schedules of Mark Securities, Inc. (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



KOSTIN,
RUFFKESS
& COMPANY. LLC

Mark Securities, Inc.
Page Two

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, our study and evaluation disclosed the following condition that we believe should be noted:

Due to the nature and size of the Company's operations, there is no effective segregation of duties between operating and recording functions. Normal internal control and procedures for safeguarding of cash and securities possible in a larger organization are not practical in an organization of this size.

The President of the Company is aware of the weakness in internal control; however, due to the size of the Company, it is not practical to have additional employees. In addition, the President will review all transactions and books of original entry.

With the exception of the foregoing, our study and evaluation disclosed no other conditions that we believe to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc., and the Securities Investor Protection Corporation and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Kostin, Ruffkess & Company, LLC

Farmington, Connecticut
January 27, 2003

12